SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                                 Captaris, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14071N104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Charles Frumberg
                              Emancipation Capital
                     1120 Avenue of the Americas, Suite 1504
                               New York, NY 10036
                                 (212) 626-2641
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                January 29, 2008
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308                   13D                  Page 2 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE (ENTITIES ONLY)

                                  Emancipation Capital, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*

                    OO
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-

SHARES
               --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,371,756

OWNED BY
               --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-

REPORTING
               --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,371,756
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,371,756
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES
*                                                                      [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    5.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                    PN
-----------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                   13D                  Page 3 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE (ENTITIES ONLY)

                                  Emancipation Capital, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*

                    OO
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-

SHARES
               --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,371,756

OWNED BY
               --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-

REPORTING
               --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,371,756
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,371,756
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES
*                                                                      [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    5.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                    OO
-----------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                   13D                  Page 4 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE (ENTITIES ONLY)

                                  Emancipation Capital Master, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*

                    OO
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-

SHARES
               --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,371,756

OWNED BY
               --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-

REPORTING
               --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,371,756
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,371,756
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES
*                                                                      [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    5.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                    CO
-----------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                   13D                  Page 5 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE (ENTITIES ONLY)

                                  Charles Frumberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*

                    OO
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER

                    -0-
SHARES
                -------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,371,756
OWNED BY
                -------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER

                    -0-
REPORTING
                -------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,371,756
-----------------------------------------------------------------------------

     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,371,756
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES
*                                                                      [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *

                    IN
-----------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                   13D                  Page 6 of 10 Pages


Item 1.             Security and Issuer.

            This statement on Schedule 13D relates to the shares ("Shares") of common stock, $0.01 par value, of Captaris, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 10885 N.E. 4th Street, Suite 400, Bellevue, Washington 98004.


Item 2.             Identity and Background.

         (a) This statement is filed by:

                (i) Emancipation Capital, LP, a Delaware limited partnership ("Emancipation Capital");

                (ii) Emancipation Capital, LLC, a Delaware limited liability company ("Emancipation Capital LLC");

                (iii) Emancipation Capital Master, Ltd., a Cayman islands
                      exempted company ("Emancipation Master Ltd"); and

                (iv) Mr. Charles Frumberg ("Mr. Frumberg) who serves as the managing member of Emancipation Management LLC, ("Emancipation Management") which acts as the investment manager of Emancipation Master Ltd, (Emancipation Capital, Emancipation Capital LLC, Emancipation Master Ltd and Mr. Frumberg are sometimes hereinafter referred to collectively as the "Reporting Persons");

         Emancipation Capital LLC, acts as the general partner of Emancipation Capital and has voting and dispositive power over the securities held by Emancipation Capital. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Management LLC, acts as the investment manager of Emancipation Master Ltd. The managing member of Emancipation Management is Mr. Frumberg.

         Each of the Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Persons' management and control.

         (b) The address of the principal business and principal office of each of the Reporting Persons is 1120 Avenue of the Americas, Suite 1504, New York, NY 10036.

         (c) The principal business of Emancipation Capital, Emancipation Capital LLC and Emancipation Master Ltd is investing in securities. Mr. Frumberg serves as managing member of Emancipation Management.

         (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject

CUSIP No. 641144308                   13D                  Page 7 of 10 Pages


to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Frumberg is a US citizen.


Item 3.             Source and Amount of Funds or Other Consideration.

         As of January 29, 2008, the aggregate amount of funds used to purchase the Shares held by the Reporting Persons was $5.7 million. The Shares beneficially owned by the Reporting Persons were acquired with investment funds in accounts under management.


Item 4.             Purpose of Transaction.

         The Reporting Persons acquired their Shares for investment in the ordinary course of business. However, the Reporting Persons believe that the Shares at current market prices are undervalued. The Reporting Persons feel that the Issuer's Board needs to form an independent Special Committee to more fully explore strategic alternatives that maximize value. In the ordinary course of their investment business, from time to time, representatives of the Reporting Persons engage in discussions with the management of companies in which they have invested concerning the business and operations of such companies and potential approaches to maximizing shareholder value. The Reporting Persons intend to continue to engage in such discussions with the Issuer and may do so with other holders of the Issuer's Shares and/or third parties as well.


         The Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of
Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, hedging their positions and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4.


Item 5.             Interest in Securities of the Company.

         (a) As of January 29, 2008, the Reporting Persons beneficially owned, in the aggregate, approximately 5.1% of the Issuer's outstanding Shares. The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 26,645,544 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 641144308                   13D                  Page 8 of 10 Pages


         (b) The Reporting Persons have the following voting and dispositive powers over the Shares reported herein:

             (i) Emancipation Capital: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 1,371,756 Shares, or an aggregate of 5.1% of outstanding Shares.

             (ii) Emancipation Capital LLC: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 1,371,756 Shares, or an aggregate of 5.1% of outstanding Shares.

             (iii) Emancipation Master Ltd: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 1,371,756 Shares, or an aggregate of 5.1% of outstanding Shares.

             (iv) Mr. Frumberg: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 1,371,756 Shares and, or an aggregate of 5.1% of outstanding Shares.

         (c) The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of the transaction effected through 4:00 pm, New York City time, on January 29, 2008. All such transactions were effected in the open market.

Name                          Date               No. of            Price Per    Transaction
                                                 Shares            Share (4)    Type

------------------------------------------------------------------------------------------------
Emancipation Capital         11/30/2007          25,000            4.04          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/03/2007          18,346            4.02          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/04/2007             900            4.05          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/05/2007          10,044            4.15          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/07/2007          15,730            4.44          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/10/2007          20,757            4.44          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/11/2007          54,000            4.42          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/12/2007          10,283            4.34          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/13/2007           4,595            4.27          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/14/2007          13,470            4.29          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/17/2007          37,808            4.23          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/18/2007          19,485            4.20          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/19/2007           5,504            4.09          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/20/2007          20,855            4.19          Purchase
------------------------------------------------------------------------------------------------

CUSIP No. 641144308                   13D                  Page 9 of 10 Pages

Name                          Date               No. of            Price Per    Transaction
                                                 Shares            Share (4)    Type

------------------------------------------------------------------------------------------------
Emancipation Capital         12/21/2007          10,000            4.13          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/26/2007           1,300            4.27          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/28/2007          20,000            4.32          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         12/31/2007          26,697            4.31          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         01/02/2008           3,303            4.27          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         01/23/2008           5,900            3.78          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         01/24/2008          19,100            3.79          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         01/25/2008          16,760            3.32          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         01/25/2008          10,600            3.32          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         01/28/2008          33,200            3.31          Purchase
------------------------------------------------------------------------------------------------
Emancipation Capital         01/29/2008          85,000            3.22          Purchase
------------------------------------------------------------------------------------------------

         (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.


Item 7.             Material to be Filed as Exhibits.

1. Exhibit I - Joint Filing Agreement, dated as of January 31, 2008

CUSIP No. 641144308                   13D                  Page 10 of 10 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2008

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner


    By: /s/ Charles Frumberg
        -----------------------------
        Name:  Charles Frumberg
        Title: Managing Member

EMANCIPATION CAPITAL MASTER LTD.


    By: /s/ Charles Frumberg
        -----------------------------
        Name:  Charles Frumberg
        Title: Director

EMANCIPATION CAPITAL, LLC


    By: /s/ Charles Frumberg
        -----------------------------
        Name:  Charles Frumberg
        Title: Managing Member


CHARLES FRUMBERG

/s/ Charles Frumberg
----------------------------------------